Exhibit 99.1
Orion Engineered Carbons S.A.
Société anonyme
Registered office: 6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 160.558

Convening Notice FOR THE ANNUAL General Meetings of Shareholders and AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of Orion Engineered Carbons S.A., each to be held on April 16, 2018

Dear Shareholders of Orion Engineered Carbons S.A. (the “Shareholders”),

The Board of Directors (the “Board of Directors”) of Orion Engineered Carbons S.A., a société anonyme having its registered office at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under registration number B 160.558 (the “Company”), hereby convenes, in accordance with the provisions of article 10 of the articles of association of the Company, an annual General Meeting of the Shareholders (the “Annual General Meeting”) and an extraordinary General Meeting of the Shareholders (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “General Meetings”).

The Annual General Meeting will be held through private deed and convene on Monday April 16, 2018, at 10:00 A.M. CET, at the registered office of the Company at:

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg

The following is the agenda of the Annual General Meeting (the “AGM Agenda”):

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the annual accounts and the consolidated financial statements of the Company for the financial year that ended on December 31, 2017.

2)	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2017.

3)	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2017.

4)	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 40,000,000 during the financial year that ended on December 31, 2017.

5)
Acknowledgement of the resignations of Mr. Andrew Sweet, Mr. Claus von Hermann, Mr. Eytan Tigay and Mr. Martin Huth from their mandates as Directors of the Company and discharge of the members of the Board of Directors of the Company for the performance of their mandates during the financial year that ended on December 31, 2017.

6)
Ratification of the co-optation by the Board of Directors of the Company on June 29, 2017 of Mr. Marc J. Faber as Director of the Company and appointment of Mr. Marc J. Faber, as Director of the Company for a term ending on the date of the annual general meeting of shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

7)	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2017.

8)
Appointment of an independent auditor (Réviseur d’Entreprises agréé) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2018.

9)
Approval of compensation of the Board of Directors for the period commencing on January 1, 2018, and ending on December 31, 2018, consisting of (i) a cash amount of EUR 670,000 to be paid in aggregate to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director as equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

The Extraordinary General Meeting will be held in front of a public notary and convene on Monday April 16, 2018, at 12:00 P.M. CET, at the registered office of the Company at:

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg

The following is the agenda of the Extraordinary General Meeting (the “EGM Agenda”):

1)
Renewal of the Company’s authorized share capital pursuant to Article 6 of the Company’s articles of association for a period of five years starting from the date of the publication of the resolutions of the Extraordinary General Meeting.

2)
Renewal of the existing authorization to the Board of Directors of the Company to purchase shares of the Company in the name and on behalf of the Company for a period of five years in accordance with article 430-15 of the Luxembourg law of 10 August 1915 governing commercial companies, as amended (the “Law”) and any other applicable laws and regulations.

3)	Amendment of article 15.1 of the articles of association of the Company to provide that the Company shall be managed by a Board of Directors composed of a maximum of ten Directors.

4)
Amendment of article 18.2 of the articles of association of the Company to provide that written notice of any meeting of the Board of Directors shall be given to the Directors at least twenty-four hours in advance of the date scheduled for the meeting.

5)
Full restatement of the articles of association of the Company without amendment of the corporate object to reflect the above as well as the revised provisions of the Law, as amended by the law of 10 August 2016 regarding its modernization.

Important information concerning procedures for attendance and voting at each of the General Meetings, the record date for each of the General Meetings and other relevant matters relating to the General Meetings is set forth in this convening notice below. You are urged to read the following pages carefully and to follow the procedures set forth herein for casting your votes at the General Meetings.

Orion Engineered Carbons S.A.
The Board of Directors

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The Company is a foreign private issuer under the United States federal securities laws, and as such is not subject to those provisions of United States federal securities laws, and to the rules and regulations of the United States Securities and Exchange Commission, relating to disclosures in connection with shareholder meetings, including the form and contents of proxy statements and proxy cards. Accordingly, this convening notice does not contain all the disclosures typically found in a proxy statement prepared by a domestic U.S. issuer in accordance with United States federal securities laws.

Procedures for Voting and Attendance at Each of the General Meeting

The Company urges each Shareholder to cast its vote at each of the General Meetings by completing, signing, dating and returning the proxy made available by the Company for use at the applicable General Meeting in accordance with the instructions below.

Only holders of record of the Company’s common shares (the “Common shares”) outstanding on March 12, 2018, at 11:59 P.M. CET (the “Record Date”) are entitled to attend and vote at the Annual General Meeting and Extraordinary General Meeting.

As of the date of this convening notice, the Company has 59,635,126 Common Shares outstanding. Each Shareholder is entitled to one vote for each Common Share held of record by such Shareholder as of the Record Date, on each matter submitted to a vote at a General Meeting, except that voting rights attached to Common Shares repurchased and held by the Company on the Record Date are suspended. The Company has repurchased and, as of the date of this convening notice, still holds 314,912 of its own Common Shares. All Common Shares represented by proxy for a General Meeting duly executed and received by 11:59 P.M. CET on April 11, 2018 (the “Voter Deadline”) will be voted at the applicable General Meeting in accordance with the terms of the proxy. If no voting instruction is indicated in the proxy, the proxyholders will vote in favor of all proposals described in this convening notice for such General Meeting. If any other item is properly added to the agenda for a General Meeting under the Company’s articles of association or Luxembourg law, proxies for such General Meeting will be voted in accordance with the best judgment of the proxyholders. Generally, only the items appearing in this convening notice and agenda for each General Meeting can be voted on at such General Meeting. A Shareholder may revoke a proxy for a General Meeting by (i) submitting a document revoking it prior to the Voter Deadline, (ii) submitting a duly executed proxy bearing a later date prior to the Voter Deadline or (iii) attending such General Meeting and voting in person.

You may cast your vote at a General Meeting by marking, signing and dating the proxy card for such General Meeting and returning it in the enclosed envelope (postage within the United States paid; or in another envelope, postage to be paid), to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219-9821 U.S.A. Proxy cards that are mailed must be received by American Stock Transfer & Trust Company, LLC at the above address by the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States. The Company will bear the cost of soliciting proxies with respect to the matters to be voted on at the General Meetings.

If you hold your Common Shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at each of the General Meetings, the Common Shares that you hold through a bank, brokerage firm or other agent will not be voted at the applicable General Meeting. The Company therefore urges all Shareholders who hold their Common Shares through a bank, brokerage firm or other agent to promptly provide voting instructions in accordance with the procedures of their bank, brokerage firm or other agent.

Directors, executive officers and employees of the Company may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. The Company may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of Common Shares. The Company may retain a proxy solicitation firm to assist in the solicitation of proxies for the General Meetings.

Each Shareholder of record who holds one or more Common Shares on the Record Date will be admitted to participate and vote in the General Meetings. A holder of Common Shares held through an operator of a securities settlement system or recorded as book-entry interests in the accounts of a professional depositary who wishes to attend a General Meetings should receive from such operator or depositary a certificate certifying (i) the number of Common Shares recorded in the relevant account on the Record Date and (ii) that such Common Shares are blocked until the closing of the applicable General Meeting. The certificate should be submitted to the Company no later than the Voter Deadline. If you plan to attend a General Meetings, you are kindly requested to notify the Company thereof in writing and provide your name, address and telephone number and any other necessary materials before the Voter Deadline by post to the registered office of the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com.

Admittance of Shareholders to a General Meeting and acceptance of written voting proxies will be governed by Luxembourg law.

Right to Add Items to the Agenda of the General Meeting and to Table Draft Resolutions

One or more Shareholders of record holding at least 10% of the outstanding Common Shares (excluding, for the avoidance of doubt, any Common Shares repurchased by the Company) may add items to the agenda of either General Meeting, provided that each such item is accompanied by a justification or a draft resolution to be adopted in the applicable General Meeting. If you plan to add items to the agenda of either General Meeting, you must notify the Company thereof in writing and provide your name, address and telephone number at the latest by April 11, 2018 by post to the registered office the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com.

Quorum/Majority

The Annual General Meeting will deliberate validly regardless of the number of Common Shares present or represented by proxy.

Resolutions will be adopted by a simple majority of the votes validly cast at the Annual General Meeting.

The Extraordinary General Meeting will only deliberate validly if at least half of the share capital is present or represented. Should the quorum requirement of half of the share capital not be met, then in accordance with article 12 of the Company’s articles of association, a second extraordinary general meeting of Shareholders may be convened, by means of notices published twice, with at least a fifteen (15) days interval and with the second notice to be published at least fifteen (15) days before the meeting. The second extraordinary General Meeting shall validly deliberate regardless of the proportion of the capital represented.

Resolutions will be adopted by a majority of at least two-thirds of the votes validly cast at the Extraordinary General Meeting.

Documents

Copies of the full and unabridged text of the documents to be submitted at the General Meetings together with draft resolutions proposed pursuant to the agenda of each of the General Meetings will be made available on the Company’s website or may be requested in writing by post to Orion Engineered Carbons S.A. 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com.

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Explanation of Proposals of the Board of Directors with regard to the AGM Agenda:

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the annual accounts and the consolidated financial statements of the Company for the financial year that ended on December 31, 2017.

The annual accounts and consolidated financial statements of the Company for the financial year that ended on December 31, 2017 together with the management reports by the Board of Directors and the reports of the independent auditor of the Company in relation to the financial statements of the Company for the financial year that ended on December 31, 2017 will be made available on the Company’s website and at the registered office of the Company at least 8 days before the General Meeting. Copies of the annual accounts and the relevant audit report will also be sent to Shareholders of record in accordance with article 461-6 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the “Law”).

2)	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2017.

The Board of Directors proposes that the annual accounts of the Company for the financial year that ended on December 31, 2017 be approved by the Shareholders, after due consideration of the report from the independent auditor on such annual accounts.

3)	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2017.

The Board of Directors proposes that the consolidated financial statements of the Company for the financial year that ended on December 31, 2017, be approved by the Shareholders, after due consideration of the report from the independent auditor on such consolidated financial statements.

4)	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 40,000,000 during the financial year that ended on December 31, 2017.

The Board of Directors proposes that the Shareholders resolve that (i) from a profit of the Company for the financial year that ended on December 31, 2017, in the amount of EUR 50,222,909.99, an amount of EUR 2,346,653.39 be allocated to legal reserve and an amount of EUR 47,876,256.60 less the accrued loss carried forward in the amount of EUR 16,915,242.50, resulting in a total profit in the amount of EUR 30,961,014.10 be carried forward, and interim dividends paid by the Company from the share premium reserve of the Company in the aggregate amount of EUR 40,000,000 during the financial year that ended on December 31, 2017 (the “Interim Dividends”), which include (a) EUR 10,000,000 paid on March 30, 2017 (b) EUR 10,000,000 paid on June 30, 2017 (c) EUR 10,000,000 paid on September 29, 2017 and (d) EUR 10,000,000 paid on December 27, 2017, be approved.

The consolidated financial statements together with the report of the independent auditor on such annual accounts are available on the Company’s website and at the registered office of the Company.

5)
Acknowledgement of the resignations of Mr. Andrew Sweet, Mr. Claus von Hermann, Mr. Eytan Tigay and Mr. Martin Huth from their mandates as Directors of the Company and discharge of the members of the Board of Directors for the performance of their mandates during the financial year that ended on December 31, 2017.

The Board of Directors proposes that the Shareholders resolve to acknowledge the resignations of Mr. Andrew Sweet and Mr. Claus von Hermann (both with effect as of June 28, 2017), Mr. Eytan Tigay (with effect as of December 27, 2017) and Mr. Martin Huth (with effect as of December 31, 2017) from their mandates as Directors of the Company.

In accordance with the Law, upon approval of the Company’s annual accounts and consolidated financial statements, the Shareholders present at the General Meeting must vote as to whether the members of the Board of Directors during the financial year that ended on December 31, 2017, shall be discharged from any liability in connection with the performance of their mandates, including the management of the Company’s affairs, during such period.

The Board of Directors recommends that the Shareholders discharge the members of the Board of Directors (including for the avoidance of doubt the above resigning Directors and the current members of the Board of Directors), for the performance of their mandates during the financial year that ended on December 31, 2017, including discharge from any liability in connection with the performance of their mandates, including the management of the Company’s affairs during such period.

6)
Ratification of the co-optation by the Board of Directors of the Company on June 29, 2017 of Mr. Marc J. Faber as Director of the Company and appointment of Mr. Marc J. Faber, as Director of the Company for a term ending on the date of the annual general meeting of shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

The Board of Directors recommends that the Shareholders ratify the co-optation by the Board of Directors of the Company on June 29, 2017 of Mr. Marc J. Faber as Director of the Company which appointed him as Director of the Company until the Annual General Meeting. The Board of Directors further recommends that the Shareholders of the Company appoint Mr. Marc J. Faber as Director of the Company for a term ending on the date of the Annual General Meeting of Shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

7)	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2017.

The Board of Directors recommends that the Shareholders discharge the independent auditor from any liability in connection with the performance of its mandate during the financial year that ended on December 31, 2017, including the audit of the Company’s annual accounts and consolidated financial statements for such period.

8)
Appointment of an independent auditor (Réviseur d’Entreprises agréé) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2018.

The Board of Directors proposes that Ernst & Young, Luxembourg, Société anonyme - Cabinet de révision agréé shall be appointed as independent auditor of the Company with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2018.

9)
Approval of compensation of the Board of Directors for the period commencing on January 1, 2018, and ending on December 31, 2018, consisting of (i) an aggregate cash amount of EUR 670,000 to be paid to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director in the form of equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

The Board of Directors proposes that the total gross compensation (including applicable withholding taxes) for the Board of Directors for the period commencing on January 1, 2018, and ending on December 31, 2018, amount to (i) an aggregate cash amount of EUR 670,000 to be paid to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director in the form of equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

Explanation of Proposals of the Board of Directors with regard to the EGM Agenda:

1)
Renewal of the Company’s authorized share capital pursuant to Article 6 of the Company’s articles of association for a period of five years starting from the date of the publication of the resolutions of the Extraordinary General Meeting;

The Board of Directors proposes that the Shareholders resolve to renew, for a period of five (5) years, the authorization granted to the Board of Directors to issue common shares, to grant options to subscribe for common shares and to issue any other instruments giving access to common shares, within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue by cancelling or limiting the existing shareholders’ preferential rights to subscribe for the new common shares to be issued. The authorized share capital, excluding the issued share capital of the Company, is set at twenty-nine million eight hundred seventeen thousand five hundred euro (EUR 29,817,500), consisting of twenty-nine million eight hundred seventeen thousand five hundred (29,817,500) common shares with no par value.

2)
Renewal of the existing authorization to the Board of Directors of the Company to purchase shares of the Company in the name and on behalf of the Company for a period of five years in accordance with article 430-15 of the Luxembourg law of 10 August 1915 governing commercial companies, as amended (the “Law”) and any other applicable laws and regulations.

The Board of Directors proposes that the Shareholders resolve to renew, for a period of five (5) years, the authorization granted to the Board of Directors to purchase shares of the Company in the name and on behalf of the Company in accordance with article 430-15 of the Luxembourg law of 10 August 1915 governing commercial companies, as amended (the “Law”) and any other applicable laws and regulations. The authorization shall be granted pursuant to the same terms and conditions determined by the Shareholders on July 28, 2014. A copy of the minutes of extraordinary general meeting of shareholders held on July 28, 2014, is available on the Company’s website (http://investor.orioncarbons.com/sec-filings).

3)	Amendment of article 15.1 of the articles of association of the Company to provide that the Company shall be managed by a Board of Directors composed of a maximum of nine Directors.

The Board of Directors proposes that the Shareholders resolve to amend article 15.1 of the articles of association of the Company to provide that the Company shall be managed by a Board of Directors composed of a maximum of ten (10) Directors instead of the current maximum amount of Directors set at fifteen (15).

4)
Amendment of article 18.2 of the articles of association of the Company to provide that written notice of any meeting of the Board of Directors shall be given to the Directors at least twenty-four hours in advance of the date scheduled for the meeting.

The Board of Directors proposes that the Shareholders resolve to amend article 18.2 of the articles of association of the Company to provide that written notice of any meeting of the Board of Directors shall be given to the Directors at least twenty-four (24) hours in advance of the date scheduled for the meeting instead of the current notice period of seventy-two (72) hours.

5)
Full restatement of the articles of association of the Company without amendment of the corporate object to reflect the revised provisions of the Law, as amended by the law of 10 August 2016 regarding its modernization.

The Board of Directors proposes that the Shareholders resolve to approve the full restatement of the Company’s articles of association, without amendment of the corporate object, to reflect the revised provisions of the Law, as amended by the law of 10 August 2016 regarding its modernization.

Generally, the amendments will allow for more flexibility in terms of management of the Company and will align the provisions of the Company’s articles of association with the recent Luxembourg company law reform of 2016.

A redline version of the revised articles of association of the Company, showing the proposed amendments against the current version, is available on the Company’s website (http://investor.orioncarbons.com/sec-filings).

For information:
Orion Engineered Carbons S.A.
Investor-relations@orioncarbons.com